Exhibit 99.1

Global Cord Blood Corporation Announces Entry into Cell Therapy Market by Acquiring Cellenkos and Its Products Rights

HONG KONG, China, April, 29, 2022 — Global Cord Blood Corporation (NYSE: CO, “GCBC” or the “Company”), China’s leading provider of cord blood collection, laboratory testing, hematopoietic stem cell processing and stem cell storage services, announced today that the Company will acquire 100% of Cellenkos, Inc ("CLNK”) and the rights to develop and commercialize all of its existing and future products worldwide except those related to CLNK’s existing collaboration with Incyte Corporation (Nasdaq: INCY, “Incyte”). As of the date hereof, the Company has entered into agreements with the holders of approximately 95% of CLNK outstanding equity interest and GM Precision Medicine (BVI) Limited ("GMPM”). Following the entry into an agreement at substantially the same terms with the remaining 5% holder, at closing, the Company will issue approximately 125 million new shares (on an as-converted and fully diluted basis) valued at US$11 per share and pay US$664 million in cash as total consideration.

CLNK is a biotechnology research and development (“R&D”) company that utilizes umbilical cord blood (“CB”) as the raw material to develop innovative, allogeneic, off-the-shelf, cell based therapeutic products. Through a License and Strategic Development Agreement with The University of Texas M. D. Anderson Cancer Centre and CLNK’s own proprietary Intellectual property (“IP”), CLNK focuses on developing T-regulatory (“T-reg”) cell therapies for treating autoimmune diseases and inflammatory disorders. Out of a rich and expanding product pipeline, CLNK is developing cellular medicines to suppress severe inflammations of Coronavirus Disease 2019 (COVID-19), Acute Respiratory Distress Syndrome (ARDS), Amyotrophic Lateral Sclerosis (ALS) and Aplastic Anemia (AA). One of its core products, CK0802, has completed a Phase 1, Double-Blinded, Randomized, Placebo Controlled Safety and Early Efficacy Trial for the treatment of COVID-19 induced ARDS in 45 patients (www.clinicaltrials.gov NCT04468971). The results of this trial showed that CK0802 infusions were well-tolerated and the 100 million cell dose was likely associated with improvements in the primary endpoint of being alive and extubated at day 28 as well as in the overall survival at last follow up, after accounting for prognostic covariates. A larger confirmatory study is warranted. CLNK is preparing to initiate Phase II/III trials and to apply for Emergency Use Authorization (“EUA”), Regenerative Medicine Advanced Therapy Designation (“RMAT”), Breakthrough Therapy Designation (“BTD”), Fast Track Designation (“FTD”) and Orphan Drug Designation (“ODD”). Additionally, CLNK has formed a development collaboration with Incyte to investigate the combination of CK0804 and ruxolitinib (Jakafi®) in patients with myelofibrosis (MF) and is entitled for licensing fees and royalties based on milestones.

Upon completion of all transactions, the Company will own 100% of CLNK equity, the global rights for most of its products, and the laboratory assets under GMPM. The Company will fully support all of CLNK’s on-going and outstanding clinical and R&D projects.

The Board of Directors of the Company believes that CLNK is a perfect fit for the Company and that its products can have distinct synergies with the Company’s existing line of business. “Aiming at the multi-billion-dollar cell therapy market, the Company adds a growth engine through CLNK’s world-class cell therapy R&D team, CLNK’s owned cGMP manufacturing facility and its unique technology to derive T-reg cellular therapies with the ability to generate multiple and distinct products against various conditions,” said Ms. Ting Zheng, Chairperson and CEO of GCBC. “Besides business expansion from umbilical cord blood stem cell storage to T-reg cell therapy, the Company’s targeted market also spreads beyond China and Asia, as we strive to serve global patients’ un-met medical needs and save lives.”

“As a biotech company focused on innovative cellular therapies, CLNK is honored to join the GCBC family. This union represents an important milestone for CLNK and I believe GCBC’s current business, extensive network and sales and marketing resources in Asia will help expedite CLNK’s R&D activities and future commercialization and expansion,” said Dr. Simrit Parmar, MD, Founder of CLNK. “Looking ahead, the CLNK team will continue to focus on the R&D and manufacturing for breakthrough T-reg cell therapies, co-operate with GCBC's existing team to expand CLNK’s pipeline and prepare for the commercialization of our products on a global scale to benefit patients who are in dire need of better treatment options.”

About Global Cord Blood Corporation

Global Cord Blood Corporation is an umbilical cord blood banking operator serving multiple regions in China. Global Cord Blood Corporation provides cord blood collection, laboratory testing, hematopoietic stem cell processing and stem cell storage services. For more information, please visit the Company’s website at: http://www.globalcordbloodcorp.com.

About Cellenkos, Inc

Cellenkos® is a clinical-stage biotechnology company focused on development and commercialization of Allogeneic, Tissue-Targeted, Immune T-Regulatory Cell Therapies to Treat Autoimmune Diseases and Inflammatory Disorders. Being derived from umbilical CB. Cellenkos’ Tregs are naïve, bonafide suppressor cells that resolve inflammation through multiple direct and indirect interactions. Cellenkos utilizes its proprietary CRANETM platform technology to isolate, activate, enrich and expand the tissue directed CB Treg cells that leverage cellular intelligence to seek, localize, proliferate and resolve tissue inflammation. Cellenkos’ in-house cGMP facility allows for large scale manufacturing where multiple doses can be generated from a single CB unit. These off-the-shelf allogeneic cell products are cryopreserved and are available on-demand for infusion at the point-of-care.

For more information, please visit the Company’s website at:

https://www.cellenkosinc.com.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this press release is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company expectations are as of the date this press release is issued, and the Company does not intend to update any of the forward-looking statements after the date this press release is issued to conform these statements to actual results, unless required by law.

For more information, please contact:

Global Cord Blood Corporation

Investor Relations Department

Tel: (+852) 3605-8180

Email: ir@globalcordbloodcorp.com

ICR, Inc.

William Zima

Tel: (+86) 10-6583-7511

U.S. Tel: (646) 405-5185

Email: William.zima@icrinc.com